SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By: /s/ Javier Astaburuaga

Javier Astaburuaga

Chief Financial Officer

Date: November 13, 2013

C A L L

By resolution of the board of directors, the shareholders of FOMENTO ECONOMICO MEXICANO, S.A.B. DE C.V. are called to the ordinary shareholders meeting to be held on December 6, 2013, at 10:30 am, at the Tecate auditorium of Cervecería Cuauhtémoc Moctezuma, S.A. de C.V., located at Ave. Alfonso Reyes #2202 Norte, in this city of Monterrey, N.L., pursuant to the following.

AGENDA:

To know and adopt the resolutions the meeting deems convenient regarding the:

I.           Proposal to approve the payment of a cash dividend, for the amount of $6,684,103,000.00 (six billion six hundred and eighty four million one hundred and three thousand 00/100 Mexican pesos), to be paid from the retained earnings of the Company, which would result in a payment of MXP$0.333333 per each Series “B” share, and MXP$0.416666 per each Series “D” share, corresponding to $ 1.666667 per “B Unit” and $2.00 per “BD” Unit.

II.         Appointment of delegates for the formalization of the meeting’s resolutions.

In order to attend the meeting, the shareholders shall be registered as such in the company’s registry and deposit their shares in the secretary of the company or in any other credit institution operating in Mexico or in S.D. Indeval, Instituto para el Depósito de Valores, S.A. de C.V., in order to obtain a certificate to be admitted in the meeting.

When the deposit is made in a credit institution, the institution receiving the deposit shall issue the corresponding certificate and notify the secretary of the company, by letter of telegraph, about the deposit, name of depositor, and if applicable, name of its representative. In the event the shares are deposited in S.D. Indeval, Instituto para el Depósito de Valores, S.A. de C.V., such institution shall promptly communicate to the secretary of the company the number of shares that each of its depositors maintains in such institution, indicating if the deposit has been done on their by them or on behalf of others, listing the name of the depositors on such certificate.

The shares deposit, the delivery of certificates and the communication shall be made to the secretary of the company, located at General Anaya #601 poniente, 4to piso, Colonia Bella Vista, Monterrey, Nuevo Leon, at least 48 hours prior the date and time of the meeting.

The shareholders may be represented in the meeting, through attorneys-in-fact by proxy or by power granted pursuant to the formats referred to in article 49 subsection III of the Mexican Securities Market Law, such formats shall be received by the secretary of the company with the aforementioned due anticipation. The aforementioned formats shall be available at the secretary of the company.

Monterrey, N.L. on the 13th day of November, 2013

FOMENTO ECONOMICO MEXICANO, S.A.B. DE C.V.

_____________________________

Carlos E. Aldrete Ancira

Secretary of the Board of Directors